UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)
PAREXEL International Corporation
195 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

1

Audited Financial Statements and Supplemental Schedules
Year Ended December 31, 2014

i

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of PAREXEL International Corporation 401(k) Retirement Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 29, 2015

 PAREXEL International Corporation 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets
Investments, at fair value:	$295,094,725	$258,812,251
Receivables:
Notes receivable from participants	4,551,062	3,646,031
Participants’ contributions	858,684	—
Employer contributions	203,800	—
Total receivables	5,613,546	3,646,031
Net assets available for benefits	$300,708,271	$262,458,282

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions
Contributions:
Participants	$30,363,501
Employer	7,942,798
Rollovers	6,148,298
Total contributions	44,454,597
Interest income on notes receivable from participants	146,548
Investment income:
Dividends and interest income	15,289,719
Net appreciation in fair value of investments	1,605,909
Net investment income	16,895,628
Total additions	61,496,773
Deductions
Benefit payments	23,227,669
Administrative expenses	19,115
Total deductions	23,246,784
Net increase	38,249,989
Net assets available for benefits at beginning of year	262,458,282
Net assets available for benefits at end of year	$300,708,271
See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2014

1. Description of the Plan
The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.
Contributions
Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. If automatically enrolled, a participant's deferral is set at 3% of eligible compensation until changed by the participant. If the participant makes no changes, then the contributions will automatically be increased by 1% each January 1st.
The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2014, no discretionary contribution was made to the Plan by the Company.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants that are automatically enrolled have their contributions invested in the applicable State Street Global Advisors (SSgA) Target Retirement fund based on their age until they change their election. The Company's contributions are invested in the same manner as that of the participant’s elective contributions.
Participant Accounts
Participant accounts are maintained by an independent record keeper, Fidelity Workplace Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses) based upon investment elections, and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts can be used to reduce future Plan administrative expenses and Company contributions. During the year ended December 31, 2014, forfeitures used to offset Company contributions amounted to $1,536,055 and forfeitures used to offset administration expenses amounted to $25. At December 31, 2014 and 2013, forfeited non-vested amounts available to offset future Company contributions amounted to $64,004 and $278,969, respectively.
Notes Receivable from Participants
A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. A participant may not have more than one loan outstanding at any point in time. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions. If a participant terminates employment with the Company, the entire outstanding principal plus accrued interest shall be immediately due and payable. If the loan is not repaid, it will automatically be treated as a distribution to the participant in the quarter following the quarter that the last repayment was made.
Benefits
A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement (if elected), death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, as defined by the Plan, but will result in the suspension of all contributions for six months. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Recently Issued Accounting Standards
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management is currently evaluating this updated guidance.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common and collective trust funds are valued at net asset value as reported by the investment managers of the funds. Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company's stock is valued based upon quoted market prices. Refer to Note 4 for further discussion and disclosures related to fair value measurements.
Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation and depreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded as earned on the accrual basis. Dividends are recorded as of the ex-dividend date.
The Company’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. The Company’s Investment Committee is comprised of senior members of human resource and finance and reports to the Business Review Committee of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
All Plan expenses are paid by the Company, except those relating to record keeping fees on participant loans, which are allocated to the applicable individual participants’ accounts.
3. Investments
The Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2014
Common and Collective Trust Funds	$1,043,578
Mutual funds	(881,308)
PAREXEL International Corporation Common Stock	1,443,639
Net appreciation in fair value of investments	$1,605,909
The following table lists the investments that represent 5% or more of the net assets available for benefits:

	December 31, 2014	December 31, 2013
Fidelity Contrafund Class K	$54,177,420	$41,823,874
SSgA Target Retirement 2040 Non-Lending Series Fund	$27,246,507	Not Applicable
SSgA Target Retirement 2035 Non-Lending Series Fund	$25,859,875	Not Applicable
SSgA Target Retirement 2030 Non-Lending Series Fund	$25,133,118	Not Applicable
SSgA Target Retirement 2025 Non-Lending Series Fund	$21,735,581	Not Applicable
Fidelity Diversified International Fund	$17,320,268	$18,436,557
SSgA Target Retirement 2020 Non-Lending Series Fund	$17,211,991	Not Applicable
SSgA Target Retirement 2045 Non-Lending Series Fund	$16,092,419	Not Applicable
Fidelity Freedom K 2035	Not Applicable	$20,529,139
Fidelity Freedom K 2040	Not Applicable	$19,851,367
Fidelity Freedom K 2030	Not Applicable	$19,607,102
Fidelity Freedom K 2025	Not Applicable	$14,853,464
Fidelity Freedom K 2020	Not Applicable	$14,170,211

4. Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	quoted prices for similar assets and liabilities in active markets

◦	quoted prices for identical or similar assets or liabilities in markets that are not active

◦	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common and Collective Trust Funds[1]	$—	$168,968,628	$—	$168,968,628
Mutual Funds
Stock Funds	97,211,038	—	—	97,211,038
Bond Funds	11,109,216	—	—	11,109,216
Short Term	9,475,694	—	—	9,475,694
Total Mutual Funds	$117,795,948	$—	$—	$117,795,948
PAREXEL International Corporation Common Stock	8,330,149	—	—	8,330,149
Total	$126,126,097	$168,968,628	$—	$295,094,725
1This category includes investments in various asset classes designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common and collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of equity funds, fixed income funds, and alternative funds. In addition, this category includes investments in domestically traded smaller cap equity securities. There are currently no redemption restrictions on these investments.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Stock Funds	$225,415,144	$—	$—	$225,415,144
Bond Funds	8,967,221	—	—	8,967,221
Short Term	9,302,958	—	—	9,302,958
Blended Funds	8,945,115	—	—	8,945,115
Total Mutual Funds	$252,630,438	$—	$—	$252,630,438
PAREXEL International Corporation Common Stock	6,181,813	—	—	6,181,813
Total	$258,812,251	$—	$—	$258,812,251
Common and Collective Trust Funds are valued at the net asset value per unit held by the Plan at year end as determined by SSgA and Pyramis, the issuers of the individual funds. Mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in an active market on December 31, 2014 and 2013, respectively; PAREXEL International Corporation Common Stock is valued at the closing market price on the NASDAQ on December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, there were no transfers between Level 1, Level 2, or Level 3.
5. Transactions and Agreements with Parties-in-Interest
The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also holds shares of the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2014.
6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2014-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and is currently undergoing an audit by the IRS for the 2013 Plan Year. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$300,708,271	$262,458,282
Less: participants’ contributions receivable	858,684	—
Less: employer contributions receivable	203,800	—
Net assets available for plan benefits per the Form 5500	$299,645,787	$262,458,282

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

December 31, 2014
Net increase, per the financial statements	$38,249,989
Less: participants' contributions receivable in 2014	858,684
Less: employer contributions receivable in 2014	203,800
Net income per the Form 5500	$37,187,505

Note 9. Delinquent Participant Contributions
As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2014, certain participant contributions were not remitted to the Plan's trust within the time frame specified by the Department of Labor, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2014. Delinquent participant contributions and loan repayments amounting to $13,056,511 were made during plan year 2014. Lost earnings will be contributed to the Plan during 2015 and the associated excise tax will be paid by the Company.

Supplemental Schedules

PAREXEL International Corporation 401(k) Retirement Savings Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
EIN No. 04-2776269 Plan No. 001
Year ended December 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are included ☑	$13,056,511	$—	$—	$—

PAREXEL International Corporation 401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN No. 04-2776269 Plan No. 001
December 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common and Collective Trust Funds:
SSgA Target Retirement 2040 Non-Lending Series Fund	1,324,124 shares	$27,246,507
SSgA Target Retirement 2035 Non-Lending Series Fund	1,263,183 shares	25,859,875
SSgA Target Retirement 2030 Non-Lending Series Fund	1,236,075 shares	25,133,118
SSgA Target Retirement 2025 Non-Lending Series Fund	1,094,550 shares	21,735,581
SSgA Target Retirement 2020 Non-Lending Series Fund	900,020 shares	17,211,991
SSgA Target Retirement 2045 Non-Lending Series Fund	782,249 shares	16,092,419
Pyramis Small Capitalization Core Commingled Pool Fund*	152,604 shares	13,491,735
SSgA Target Retirement 2050 Non-Lending Series Fund	458,414 shares	9,427,744
SSgA Target Retirement 2015 Non-Lending Series Fund	365,663 shares	6,573,152
SSgA Target Retirement 2010 Non-Lending Series Fund	147,087 shares	2,415,761
SSgA Target Retirement Income Non-Lending Series Fund	127,901 shares	1,919,539
SSgA Target Retirement 2055 Non-Lending Series Fund	132,000 shares	1,861,206
Total Common and Collective Trust Funds		$168,968,628
Mutual Funds:
Fidelity Contrafund Class K*	553,396 shares	$54,177,420
Fidelity Diversified International Fund*	503,643 shares	17,320,268
Fidelity Money Market Trust Retirement Portfolio*	9,472,961 shares	9,472,961
Fidelity Low-Priced Stock Fund*	176,105 shares	8,840,484
Spartan 500 Index Fund*	109,809 shares	7,999,576
PIMCO Total Return Institutional Class Fund	669,690 shares	7,138,895
Spartan US Bond Index Fund*	338,476 shares	3,970,321
Spartan Extended Market Index Fund*	68,401 shares	3,774,349
Dodge & Cox Stock Fund	15,533 shares	2,810,519
Spartan International Index Fund*	61,484 shares	2,288,422
Fidelity Cash Reserve Fund*	2,733 shares	2,733
Total Mutual Funds		$117,795,948

PAREXEL International Corporation Common Stock*	149,931 shares	$8,330,149
Participant Loans*	4.25% to 8.75%	4,551,062
TOTAL ASSETS		$299,645,787
*Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date:	June 29, 2015	PAREXEL International Corporation 401(k) Retirement Savings Plan
		By:	/s/ Michele Fournier
Michele Fournier
Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm